October 23, 2015

VIA ELECTRONIC TRANSMISSION (EDGAR)

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	DTE Energy Company
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 13, 2015
File No. 1-11607
Dear Mr. Allegretto:
Set forth below are the responses of DTE Energy Company to the comments of the staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) contained in its letter to the Company dated September 28, 2015 (the “Comment Letter”). References in this letter to “DTE,” “we,” “us,” “our,” or the “Company” mean DTE Energy Company and its consolidated subsidiaries. Capitalized terms used but not defined in this letter have the meanings given to such terms in our Form 10-K for the year ended December 31, 2014.
For convenience of reference, each SEC staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response.
Form 10-K for the Fiscal Year Ended December 31, 2014
Consolidated Statements of Operations, page 49

1.
Please quantify, on an absolute dollar basis, the revenue generated from sales of products, sales of services and other sales within your non-regulated businesses. Additionally, please tell us what consideration you gave to separately disclosing revenues and cost of revenues for products, services and other pursuant to Rules 5-03(b)(1) and (2) of Regulation S-X for your non-regulated businesses.

Response:
The Company’s non-utility revenue from the sale of products is primarily generated from the sale of coal, natural gas, and electricity in our Power and Industrial Projects and Energy Trading segments as well as metallurgical and petroleum coke in our Power and Industrial Projects segment. Our non-utility service revenue is principally comprised of utility-type consulting, management, and operational services in our Power and Industrial Projects segment and natural gas transportation, gathering and storage services in our Gas Storage and Pipelines segment. Other revenue is comprised of realized and unrealized gains and losses arising from commodity derivatives in our Energy Trading segment and rental income in our Power and Industrial Projects segment. In response to Staff’s comment, the table below provides our non-utility revenues, by class, in accordance with Rule 5-03(b)(1) of Regulation S-X, net of intercompany amounts eliminated in consolidation for the years ended December 31:

	Year Ended December 31,
Revenues by Type, Net of Eliminations	2014	2013	2012
	(In millions)
Non-utility operations
Product revenue	$4,758	$2,553	$1,966
Service revenue	270	221	161
Other revenue	389	244	89
	$5,417	$3,018	$2,216

We acknowledge and understand the requirements of Rules 5-03(b)(1) and (2) of Regulation S-X which permit the aggregation of revenue classes if each class represents 10% or less of total consolidated Operating Revenues. Non-utility product revenue comprises 39%, 26%, and 22% of total consolidated DTE Energy Operating Revenues for each of the last three fiscal years, respectively. Service and other revenues each represent 3.2% or less of total consolidated DTE Energy Operating Revenues for each of the last three fiscal years. We believe the disclosures provided in Note 20 to our Consolidated Financial Statements, Segment and Related Information (2014 Form 10-K, pages 106-108), together with the disclosures in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (2014 Form 10-K, pages 24-42), provide sufficient information to reasonably inform the investor about revenue and related costs and expenses for utility and non-utility operations. In order to enhance our disclosure, beginning with our 2015 Form 10-K filing, we will include additional line items on the Consolidated Statements of Operations to provide the breakdown of operating revenues and associated costs and expenses by utility and non-utility operations.
An example of the proposed disclosure to be included in future filings beginning with the Form 10-K for the fiscal year ended December 31, 2015 is included below:

	Year Ended December 31,
Operating Revenues	2014	2013	2012
	(In millions)
Utility operations	$6,884	$6,643	$6,575
Non-utility operations	5,417	3,018	2,216
	$12,301	$9,661	$8,791

	Year Ended December 31,
Operating Expenses	2014	2013	2012
	(In millions)
Fuel, purchased power, and gas — Utility	$2,430	$2,292	$2,308
Fuel, purchased power, and gas — Non-utility	3,449	1,763	988
	$5,879	$4,055	$3,296
Note 5. Property, Plant and Equipment, page 63
2.    Please disclose actual depreciation expense for each year presented. Refer to ASC 360-10-50-1.
Response:
The Company reports depreciation expense within "Depreciation, depletion and amortization" in the Consolidated Statements of Operations. Depletion relates to operations discontinued by DTE Energy in 2012. Starting with our Form 10-K for the fiscal year ended December 31, 2015, the Company will disclose the components of "Depreciation and amortization" within the Notes to the Consolidated Financial Statements in accordance with ASC360-10-50-1(a). An example of the proposed disclosure to be included in future periods beginning with the Form 10-K for the fiscal year ended December 31, 2015 is included below:

	Year Ended December 31,
Depreciation and Amortization Expense	2014	2013	2012
	(In millions)
Depreciation and amortization of Property, plant, and equipment	$683	$630	$583
Amortization of Securitized regulatory assets	303	301	255
Amortization of and other changes in Regulatory assets and liabilities	159	163	157
	$1,145	$1,094	$995

* * * * *
In connection with this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your assistance in this matter and will be pleased to provide any additional information you may need. We hope this letter responds adequately to your comments, but if you have any further questions or comments regarding this letter or our 2014 Form 10-K, please contact me at (313) 235-3510 or at englandd@dteenergy.com.
Very truly yours,
/S/ Donna M. England
Donna M. England
Chief Accounting Officer

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